Bull Horn Holdings Corp.

801 S. Pointe Drive, Suite TH-1

Miami Beach, Florida 33139

VIA EDGAR

September 29, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention:	Joshua Gorsky
Tim Buchmiller
Nudrat Salik
Tracey Houser

Re:	Bull Horn Holdings Corp.
Amendment No. 6 to Registration Statement on Form S-4 (the “Registration Statement”)
Submitted September 29, 2022
File No. 333-265206

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bull Horn Holdings Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on September 30, 2022, or as soon as practicable thereafter.

Sincerely,

/s/ Robert Striar
Name:	Robert Striar
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Meister Seelig & Fein LLP